February 14, 2025

Attn: Tara Harkins and Kevin Kuhar

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Cytonics Corporation

Amendment No.1 to Offering Statement on Form 1-A

Filed January 24, 2025

File No. 024-12533

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated February 5, 2025 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Offering Statement on Form 1-A/A of Cytonics Corporation (the “Company”), and submit this letter in response to those comments.

For convenience of the Staff, we are including the text of comments 1-10 followed by the Company’s response.

Amendment No. 1 to Offering Statement on Form 1-A Offering Circular Summary

The Company, page 6

1.	We note your response to prior comment 2 and reissue in part. Please revise to briefly describe the additional steps necessary to commercialize your product candidate rather than providing a cross-reference.

The Company has amended the summary to include a discussion of the steps necessary to commercialize our product candidate.

The Company's Business Regulatory Regimes, page 29

2.	We note your response to prior comment 10 and reissue in part. Please revise to provide a more detailed discussion of the FDA's regulatory requirements for marketing your products. For example, without limitation, discuss the clinical trial process, what data must be presented for each phase of clinical development and the requirements for filing a New Drug Application.

The Company has amended its discussion to include disclosure regarding the clinical trial process, what data must be presented for each phase of clinical development and the requirements for filing a New Drug Application.

February 14, 2025

Alpha-2-Macroglobulin ("A2M") and Variant CYT - 108, page 30

3.	We note your response to prior comment 11 and do not see the revised disclosure regarding preclinical development under this heading. Please revise or otherwise advise.

The Company has amended its disclosure regarding the preclinical development.

4.	We note your response to prior comment 12 and do not see the revised disclosure regarding the design of your Phase 1 clinical trial for CYT-108 and the primary and secondary endpoints. Please revise or otherwise advise.

The Company has amended its disclosure regarding the design of our Phase 1 clinical trial for CYT-108 and the primary and secondary endpoints.

Material Agreements, page 31

5.	We note your response to prior comment 14 and reissue in part. Please revise to disclose the termination provisions for the agreement with Christie Medical Holdings and the aggregate payments received to date pursuant to the agreement with Astaria Global, LLC.

The Company has amended its disclosures regarding the termination provisions for the agreement with Christie Medical Holdings and the aggregate payments received to date pursuant to the agreement with Astaria Global, LLC.

Intellectual Property, page 33

6.	We note your response to prior comment 15 and reissue in part. Please revise to disclose the expected expiration dates for your pending patent applications.

The Company has amended its disclosure to include expected expiration dates for its pending patent applications.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 43

7.	We note your response to comment 16. As previously requested, revise your disclosure to separately quantify and explain the nature of the research and development expenses for each reporting period presented. To the extent you track your research and development costs by product candidate, revise to provide a breakdown of for each period presented. For research and development expenses not tracked by product candidate, provide a breakdown by nature or type of expenses such that the total reconciles to the research and development expense line item.

The Company has amended its disclosure to reflect that research and development expenses were all associated with development of CYT-108, and to provide additional disclosure regarding the components of its research and development expenses.

Securities Being Offered Irrevocable Proxy, page 59

8.	Please revise your disclosure in this section to clarify, if true, that the investor grant of the irrevocable proxy would (i) preclude investors from voting on mergers, acquisitions or dispositions involving your company for the duration of the proxy and (ii) allow the company to take actions that would disadvantage investors who are subject to the proxy. Please also revise your disclosure regarding the irrevocable proxy to reflect Section 5(a) of the Subscription Agreement which appears to indicate that the proxy will also terminate five years after execution of the Subscription Agreement. Alternatively, please advise.

The Company has amended its disclosure to identify this potential result of exercise of the proxy by the Company. Further, the Company has amended the proxy terms to be consistent with the disclosure provided in the offering circular.

February 14, 2025

Note 8. Stockholders' Equity, page F-14

9.	We note your response to comment 22 and that your response does not address whether you have granted any stock options subsequent to June 30, 2024. Please revise your filing to disclose the extent to which you have granted stock options subsequent to June 30, 2024 and to disclose the number of stock options issued and terms of the stock options issued including the underlying exercise price. Within your response, please also explain to us how you determined the fair value of the common stock underlying these subsequent issuances and the reasons for any differences between the recent valuations of your common stock leading up to the $3 estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

The Company has amended its subsequent events note to the financial statements for the period subsequent to June 30, 2024, to identify issuances of stock options issued on October 15, 2024 at an exercise price associated with the 409A valuation report obtained as of June 30, 2024. As noted in the response to prior comment 22, the Company believes that additional factors, such as the progress in its trials, changes in the regulatory environment, and time elapsed since the 409A valuation, and issuance of the stock options, supports the current offering price of $3.00 per share.

General

10.	We are continuing to evaluate your response to prior comment 6 and may have further comment.

This is noted.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Cytonics Corporation. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc:	Joey Bose, Chief Executive Officer, Cytonics Corporation